SEC Mail
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Section
JUN 02 2008
Washington, DC
106

SECURITIES AND EXCHANGE COMMISSION

08032053

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53430

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4-1-07 (MM/DD/YY) AND ENDING 3-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Sky Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Wall Street
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis Duffy (212)-709-2002
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERE LLP
(Name — if individual, state last, first, middle name)

440 Park Avenue South (Address) New York (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
JUN 10 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Francis Duffy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sky Capital LLC, as of March 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Francis Duffy

CHIEF FINANCIAL OFFICER

Title

Barry M Ferrari
NOTARY PUBLIC

BARRY M. FERRARI
NOTARY PUBLIC, State of New York
No. 01FE5070335
Qualified in Orange County
Commission Expires December 9, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SKY CAPITAL LLC
(wholly owned subsidiary of Sky Capital Holdings Ltd.)

FINANCIAL STATEMENTS

MARCH 31, 2008

(with supplementary information)

ERE
accountants & advisors

ERE LLP
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.ere-cpa.com

INDEPENDENT AUDITORS' REPORT

To The Member
Sky Capital LLC
New York, New York

We have audited the accompanying statement of financial condition of Sky Capital LLC (the "Company") (a wholly owned subsidiary of Sky Capital Holdings Ltd.) as of March 31, 2008, and the related statements of operations, changes in member's capital, changes in subordinated borrowing and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

As discussed in Note G (4) to the financial statements, two search warrants were executed at the Company's premises in connection with an investigation by the United States Attorney for the Southern District of New York. Civil lawsuits and/or criminal charges could result from the subject matter of the investigation or material damages, fines and/or penalties could be assessed. The matter could have a material adverse affect on the Company's financial position, results of operations and cash flows, or the cessation of the Company's business operations. In addition, as discussed in Note G (3), the Company has recorded an estimate of its liability with respect to certain arbitration, litigation and regulatory matters as of March 31, 2008, which are highly subjective.

In connection with the matters described in the previous paragraph, we are unable to obtain sufficient audit evidence to support management's assertion about the nature of the matter subject to the investigation and we were unable to obtain sufficient audit evidence to evaluate the reasonableness of management's estimate regarding certain identified litigation, claims and assessments, Since we were not able to apply other auditing procedures to satisfy ourselves as to these matters, the scope of our work was not sufficient to enable us to express, and we do not express, an opinion on these financial statements.

As discussed in Note B(8) to the financial statements, the Company has not been able to generate sufficient cash flow from operating activities to sustain its operations and since inception, has experienced recurring losses and has been dependent on financing to support its business efforts. Accordingly, substantial doubt exists about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B (8). The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information although subjected to the auditing procedures applied in the audit of the basic financial statements cannot be differentiated from the basic financial statements and, accordingly we express no opinion on it.

ERE LLP

New York, NY
May 27, 2008

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

Statement of Financial Condition
March 31, 2008

ASSETS	
Cash	$ 314,000
Due from clearing broker	137,000
Security deposit with broker	100,000
Prepaid expenses	19,000
Deposit – other	14,000
Employee advances	280,000
Due from affiliates	44,000
Fixed assets, net (less accumulated depreciation of $2,188,000)	817,000
	$ 1,725,000
LIABILITIES	
Accounts payable and accrued expenses	$ 199,000
Commission payable	12,000
Deferred rent	123,000
	334,000
Subordinated loan due to Sky Capital Holdings Ltd.	1,000,000
MEMBER'S CAPITAL	391,000
	$ 1,725,000

See notes to financial statements

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

Statement of Operations
For the Year Ended March 31, 2008

Income:	
Revenue:	
Commission	$ 2,835,000
Net realized and unrealized loss on marketable and nonmarketable securities	(81,000)
Interest income	69,000
Private placement income - affiliates	246,000
Investment Banking Fees	19,000
Write off of liabilities	149,000
Other income	135,000
	3,372,000
Expenses:	
Compensation and benefits	2,802,000
Regulatory and registration fees	68,000
Clearing fees	172,000
Execution fees	137,000
Communications and market data	478,000
Professional fees	439,000
Occupancy	643,000
Depreciation and amortization	394,000
Insurance	117,000
Travel and entertainment	120,000
Office expenses	121,000
Postage and delivery	6,000
Advertising	10,000
Dues and subscriptions	16,000
Utilities	14,000
Bank service charges	12,000
Interest expense - Sky Capital Holdings Ltd.	45,000
	5,594,000
Net loss	$ (2,222,000)

See notes to financial statements

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

Statement of Changes in Member's Capital
For the Year Ended March 31, 2008

Balance - March 31, 2007	$ 808,000
Capital contributions - cash	1,760,000
Interest on subordinated borrowing - Sky Capital Holdings Ltd.	45,000
Net loss	(2,222,000)
Balance - March 31, 2008	$ 391,000

See notes to financial statements

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

Statement of Changes in Subordinated Borrowing
For the Year Ended March 31, 2008

Subordinated borrowing as of March 31, 2007	**$ 1,000,000**
Subordinated borrowing as of March 31, 2008	**$ 1,000,000**

See notes to financial statements

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

Statement of Cash Flows
For the Year Ended March 31, 2008

Cash flows from operating activities:	
Net loss	$ (2,222,000)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	394,000
Non-cash interest expense	45,000
Write-off of liabilities	(149,000)
Allocated compensation charge in connection with grant of options to employees by an affiliate treated as a contribution to member's capital	
Changes in:	
Due from clearing broker	917,000
Other deposits	(14,000)
Prepaid expenses	(19,000)
Employee advances	(50,000)
Due from affiliates	1,000
Accounts payable and accrued expenses	(655,000)
Commission payable	(138,000)
Deferred rent	(14,000)
Due to affiliates	(75,000)
Net cash used in operating activities	(1,979,000)
Cash flows from investing activities:	
Securities sold, but not yet purchased	(25,000)
Security deposit held with broker	150,000
Net cash provided by investing activities	125,000
Cash flows from financing activities:	
Capital contributions	1,760,000
Decrease in cash	(94,000)
Cash - March 31, 2007	408,000
Cash - March 31, 2008	$ 314,000
Non-cash transactions:	
Interest expense recorded as capital contribution	$ 45,000
Write off of liabilities accrued in prior years	$ (149,000)

See notes to financial statements

NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

Sky Capital LLC (the "Company") was organized as a New York limited liability company on June 7, 2001. The Company obtained broker-dealer approval from the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD") on May 13, 2002. The Company is an introducing broker and is also engaged in proprietary trading and investment activities. The Company clears all of its trading activity through Sterne Agee, a self clearing firm. The Company is a wholly owned subsidiary of Sky Capital Holdings Ltd. ("Holdings").

The company is not required to file Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 nor Schedule III- Information Relating to Possession or Control Requirements. Under Rule 15c3-3 of the Securities and Exchange Commission ("SEC") as the Company is exempt from the provisions of the Rule based upon the exemption under Section (k)(2)(ii).

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash:

The Company maintains its cash in deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

[2] Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates include the selection of assumptions underlying the calculation of the fair value of options. Actual results could differ from those estimates.

[3] Revenue recognition:

Consulting and private placement fees are recorded when earned. The Company may receive payment of fees in the form of securities. These securities are valued at market or measured at their estimated fair value on the date the related fees are earned. Security transactions are recorded on a trade date basis.

Commission income is recognized on a trade date basis.

Dividend income is recognized on the ex-dividend date and interest income is recorded when earned.

Investment banking fees are recorded upon the closing of the transaction when it can be determined that the fees have been irrevocably earned.

[4] Valuation of securities:

Unrealized gains and losses on securities held by the Company are recognized as gain or loss in the statement of operations. Securities owned, which are listed on a national securities exchange, are valued at their last reported sales price. Securities owned which trade over-the-counter are valued at the "closing" price. Securities sold, but not yet purchased, have been recorded at their "closing" sales price.

The value of securities owned by the Company can change substantially because of volatility in the price of each security, changes in the business prospects of the issuer of the securities, specific events influencing the operations of the issuer of the securities, and various other circumstances outside the security issuer's control. Accordingly, the value of the securities could decline so that a loss would be required to be recognized for the total carrying amount of such securities.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Investments in non-marketable securities are recorded at estimated fair values using methods determined in good faith by management after consideration of all relevant information, including original cost, private market values, operating results and financial position. Because of the inherent uncertainty of valuation, the investment manager determined values may differ significantly from values that would have been used had a ready market for these securities existed, and the differences could be material.

[5] Fixed assets:

Furniture, fixtures and computer equipment are recorded at cost (which may represent carryover basis) less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from 5 to 7 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

[6] Deferred rent:

The Company leases office space under a lease that provides for a free rent period and rent increases over the term of the lease. The Company records rent expense on a straight-line basis. The difference between cash paid and rent expense is recorded as deferred rent.

[7] Advertising Costs:

Advertising costs are expensed as incurred. Advertising expense totaled $10,000 for the year ended March 31, 2008

[8] Going concern and plan of operations:

The company has incurred significant losses from operations since inception. These losses have been funded primarily by additional capital contributed from Holdings which has a working capital facility with an affiliate; Sky Enterprises, Inc. ("SCE") as described in note D. Management believes that currently available funds will not be sufficient to sustain the Company's operations at present levels through March 31, 2009. The Company's ability to continue as a going concern is dependent on the continued support of Holdings and positive cash flow from operations. There can be no assurance that such additional funding will be available to the Company. In the event that financing is not available, the Company would have to substantially cut its overhead which could result in curtailing the company's operations. This factor raises the risk concerning the Company's ability to continue as a going concern. The company anticipates that additional funding will come from Holdings which in turn is anticipating funding to come from SCE. However, there can be no assurance that SCE will have funds available, and that Holdings will be able to continue to financially support the company. The accompanying financial statements have been prepared assuming that the company will continue as a going concern, which contemplates continuity of operations in the ordinary course of business. The accompanying financial statements do not include any adjustments due to the Company's current status.

NOTE C – DUE FROM BROKER

This includes the receivables of $20,000 from the clearing broker towards commission. Additionally, the company maintains money market cash and short term investments accounts with the clearing broker totaling $117,000.

NOTE D – EMPLOYEE ADVANCES

The company advances money to certain employees from time to time. These advances are usually recovered by adjusting against the commissions due to these employees. At March 31, 2008, the employee advances included a reserve of $100,000 towards possible non recovery of advances from these employees.

NOTE E- FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

At March 31, 2008, furniture, equipment and leasehold improvements were comprised of the following:

Computer equipment	$ 1,322,000
Furniture and fixtures	785,000
Leasehold improvements	898,000
	3,005,000
Less accumulated depreciation and Amortization	2,188,000
	$ 817,000

Depreciation and amortization expense for the year ended March 31, 2008 was $394,000.

NOTE F - RELATED PARTY TRANSACTIONS

During the year ended March 31, 2008, the Company received private placement fees of $246,000 from Sky Capital Enterprises ("SCE"). As a result of raising funds for Sky Capital Enterprise, the firm has a warrant to purchase 3 units (10% of 30 units) of the Sky Capital Enterprise Private Placement at $75,000 per unit. Each unit consists of 304,626 shares of Sky Capital Enterprise, 129,629 shares of Sky Capital Ventures, 62,731 shares of Sky capital Holdings, and 375,000 warrants to purchase Sky Capital Enterprise at 20 cents per share for a term of five years. As a result of prior year Private Placements the company owned 1,896,000 warrants to purchase shares of Sky Capital Enterprise. As of March 31, 2008, the Company also owned 190,582 warrants from Global Secure Corp that expires September 30, 2009. In addition the Company has Global warrants for 750,000 shares exercisable at $2.27 per share with an expiry date of February1, 2012. At March 31, 2008, the SCE and Global warrants were written down to an adjusted fair market value of $0, respectively.

As of March 31, 2008 SCE has entered into an agreement with Sky Capital Holdings and is currently providing Sky Capital Holdings with a line of credit of approximately $11 million. Holdings may use the proceeds to make capital contributions to the Company to help meet cash flow requirements. Such facility is secured by all the assets of Holdings (including the Company) and is evidenced by a promissory note which is due December 31, 2008 and bears interest at 250 basis points over the Bank of America prime lending rate. During the fiscal year ended March 31, 2008, Holdings contributed $1,760,000 of capital to the Company. In addition, Holdings also contributed approximately $45,000 of expenses on behalf of the company, which related to the interest due on the subordinated loan.

The company leases office space in Boca Raton, Florida from Sky Capital Enterprises for $6,300 per month. The company paid $75,000 towards rent for the year ended March 31, 2008.

Sky Capital Management Services (SCME), which is 50% owned by Sky Capital Holdings, served as the common paymaster for the Company and affiliates for the year ending March 31, 2008. The amounts due from affiliates includes approximately $9,000 due from SCMS for fund advanced by the company

NOTE G - INCOME TAXES

The Company is a disregarded entity for income tax purposes. The Company's income or loss will be reported by and in combination, with the income or loss of Holdings.

NOTE H - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 times net capital. At March 31, 2006, the Company had net capital of approximately $215,000, which was approximately $115,000 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 155%.

During the year, the Company was reprimanded by FINRA on inter month net capital deficiencies resulting in non compliance with the above rule. These incidents of noncompliance were caused by errors and deficiencies in calculation of net capital and may have resulted in inaccurate daily computation of capital adequacy.

NOTE I - COMMITMENTS

[1] Letter of credit:

Holdings has obtained a letter of credit in the amount of $100,000 to secure future rent payments under the Company's lease agreement. The current date of expiry for this letter of credit is July 13, 2009. Following this date, the Letter of credit will automatically renew till July 13 of the following year till the final expiry date of March 31, 2012. The letter of credit is collateralized by a certificate of deposit of Holdings.

[2] Leases:

In July 2001, the company entered into a non cancellable lease which commenced on August1, 2001 and will expire in January 31, 2012. The Company is obligated for annual minimum rentals under non-cancelable leases for office space in New York City as follows:

Year Ending March 31,	
2009	597,000
2010	605,000
2011	605,000
2012	534,000
	$ 2,341,000

Certain agreements are subject to periodic escalation provisions for real estate taxes and other charges.

In addition, the Company subleases space in Florida on a month to month basis from SCE.

Rent expense was approximately $643,000 (including deferred rent credit of $11,000) for the year ended March 31, 2008.

[3] Litigation:

In November 2007, some former clients an arbitration with FINRA in relation to a suitability claim against the company arising out of a private placement investment. Claimants seek $481,000 in compensatory damages, $1,000,000 in punitive damages, together with interest, costs and attorneys' fees. In January 2008, the Company filed its answer in which it denied the material allegations in the Statement of claim and asserted numerous defenses. The management believes the claim is without merit and intends to vigorously defend this matter.

In November 2007, some former clients filed an arbitration with FINRA in relation to claims against the Company for, inter alia, unauthorized trading, fraud, unsuitability, breach of contract, failure to supervise and churning. Claimants seek $1,312,000 and $20,000,000 in punitive damages, together with interest, costs and attorney's fees. In March 2008, company filed its answer in which it denied the material allegations in the Statement of claim and asserted numerous defenses. The management believes the claim is without merit and intends to vigorously defend this matter.

In 2006, a former client filed arbitration with FINRA in relation to claims against the Company for suitability, fraud, failure to sell in connection with three private placement investments and an order to sell shares in his account. Claimant seeks $300,000 in compensatory damages and $100,000 in punitive damages, together with costs and attorney's fees. In March 2008, company filed its answer in which it denied the material allegations in the Statement of claim and asserted numerous defenses. The management believes the claim is without merit and intends to vigorously defend this matter.

In 2007,a former customer has filed a claim against the Company seeking $174,000 in compensatory damages for alleged improprieties in the customer's account. The customer has threatened to file an arbitration action with FINRA if the matter was not resolved. The Company has responded to the complaint in which it denied the claim. The management believes the claim is without merit and intends to vigorously defend this matter.

In January 2008, a former legal counsel for the Company filed a lawsuit, asserting claims for breach of contract, account stated and quantum merit for legal fees allegedly owed and seeking$141,000 in compensatory damages together with prejudgment interest, costs, and expenses. In February 2008, the Company filed its answer to complaint in which it denied the material allegations, asserted numerous affirmative defenses, and filed a counterclaim against plaintiff seeking the return of $100,000 held in Plaintiff's attorney escrow account. The management believes the claim is without merit and intends to vigorously defend this matter.

An investigation has been initiated by FINRA Regulation that is focused on market timing and e-mail retention issues. While FINRA Regulation has not initiated a formal disciplinary action against the management intends to vigorously defend any potential regulatory action.

In addition to the above, the Company is a defendant in litigation and may be subject to unasserted claims or arbitrations primarily in connection with its activities as a securities broker-dealer and participation in private placements. In the opinion of management, all such claims, suits and complaints are without merit and currently cannot be estimated.

During the fiscal year ended March 31, 2007, various settlements totaling $428,000 were made. These were adjusted against accruals made in prior years and did not result in an expense in the accompanying financial statements. With respect to other pending matters, due to the uncertain nature of litigation in general, the Company is unable to estimate a range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

[4] Investigation by the United States Attorney:

In November 2006, two search warrants were executed at the Wall Street, New York City offices of the Company in connection with an investigation by the United States Attorneys' Office for the Southern District of New York (the "investigation"). Following the execution of the search warrants, the Company's president, Michael Recca, resigned.

Through May, 2008, no charges have been brought by the U.S. Attorney against the Company, or any of their present or former officers, directors or employees, and the Company's attorneys are not aware of any such charges that are imminent or pending. Further, through May, 2008, no lawsuits, actions, arbitrations or legal proceedings of any kind have been commenced against the Company or any of their present or former officers, directors, or employees arising out of or related to the investigation. The Company and some of its present and/or former officers, directors and employees may nevertheless subsequently by the subject of criminal charges and/or civil suit arising out of or relating to the investigation and/or matters emanating from the execution of the search warrants and related matters. The defense of such lawsuits and any criminal charges would cause the subject officers and directors to give attention to such matters and any fines and/or damages which may be awarded could have a material adverse effect on the Company's financial position, results of operations and cash flows and could result in the Company ceasing to carry on business.

NOTE J - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in various financial institutions. The Federal Deposit Insurance Corporation insures the balances up to $100,000 in the United States. At March 31, 2008, the uninsured balance was $214,000.

As the Company is a non-clearing broker, it has its securities and its customers' transactions cleared through another broker-dealer pursuant to a clearing agreement. Substantially all of the security positions are held with the clearing broker. Recognizing the concentration of credit risk this implies, the Company utilizes a clearing broker that is a member of major securities exchanges. Although the Company clears its customer transactions through its clearing broker, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

NOTE K - SUBORDINATED LIABILITIES

The Company has a $1,000,000 junior subordinated revolving credit agreement that matures on March 31, 2009 with Holdings under which outstanding borrowings bear interest at 4½% per annum, paid quarterly. For the year ended March 31, 2008, $45,000 of such interest was treated as a capital contribution and expensed. The subordinated liability is available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE L– SEVERANCE AGREEMENT

In December 2007, Holdings and SCE entered into a severance agreement with a former officer and stockholder of the company and its affiliates. Per the agreement, the affiliated companies are jointly and severally responsible for an annual severance payment of $200,000 for two years immediately succeeding the severance. Additionally, the affiliated companies would purchase certain securities of the affiliated companies at an aggregate purchase price of $1,500,000.

NOTE M - 401(k) SAVINGS PLAN

An affiliate of Holdings, which is an affiliate of the Company, maintains a 401(k) savings plan which includes employees of the Company. Full-time employees who have completed 3 months of service and have attained 21 years of age are eligible to participate. Participants may defer a percentage of their salary, subject to Internal Revenue Service limits. The Company, at its discretion, may make contributions through its affiliate to the Plan. The Company elected not to make discretionary contributions for the year ending March 31, 2008.

SUPPLEMENTARY INFORMATION

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
March 31, 2008

Total ownership equity	$ 391,000
Subordinated liabilities	1,000,000
	1,391,000
Deductions and/or charges:	
Nonallowable assets:	
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	817,000
Non-marketable securities	
Other non-allowable assets	357,000
Total deductions and/or charges	1,174,000
Net capital before haircuts and undue concentrations on securities positions	217,000
Haircuts and undue concentrations on securities positions	2,000
Net capital	$ 215,000
Computation of basic net capital requirements:	
Minimum net capital required: 6 2/3% of $ 334,000	$ 21,000
Minimum dollar net capital requirement of reporting broker-dealer	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 115,000
Computation of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 199,000
Accrued payroll and related taxes	12,000
Deferred rent	123,000
	$ 334,000
Percentage of aggregate indebtedness to net capital	155%
Reconciliation with Company's computation (included in Part II A of Form X17a-5 (unaudited) FOCUS Report as of March 31, 2006):	
Net capital as reported in Company's Part II A (unaudited) FOCUS Report	$ 236,000
Audit adjustments to net loss	
Accrue expenses	(13,000)
Other adjustments	4,000
Net Adjustments to non allowable assets	
Increase in due from affiliates	(17,000)
Decrease in employee advances	5,000
Net capital per above	$ 215,000

See notes to financial statements

ERE accountants & advisors

ERE LLP
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.ere-cpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Sky Capital LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Sky Capital LLC (the "Company") for the year ended March 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control . Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal controls that we consider to be material weaknesses as defined above-

(a) Deficiencies in Net capital compliance.

These conditions were considered in determining the nature, timing and extend of the procedures performed in our audit of the financial statements of the company as of and for the year ended March 31, 2008, and this report does not affect our report thereon date May 27, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we identified the following deficiency in internal controls that we consider to be material weaknesses as defined above-

(b) Deficiencies in Net capital compliance.

This report is intended solely for the information and use of the member, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ERE LLP

New York, New York
May 27, 2008.

END